
March 22, 2022

Michael Kelly
Chairman of the Board and President
J.P. Morgan Real Estate Income Trust, Inc.
277 Park Avenue, 9th Floor
New York, NY 10172

> **Re: J.P. Morgan Real Estate Income Trust, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-11**
> **Submitted on March 4, 2022**
> **CIK No. 0001893262**

Dear Mr. Kelly:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-11

Compensation, page 147

1. We note your response to comment 5 of our letter. In light of your disclosure that gross proceeds will take into account proceeds from the shares issued under your distribution reinvestment plan, please revise your disclosure to clearly state that investors will pay fees on shares acquired as part of this plan. Please clarify how the issuance of DRIP shares impacts your NAV calculation, which is used as the basis for determining the ongoing fee, and describe the impact that a NAV different from the assumed $10 per share would have on the amount and length of time over which the stockholder servicing fee will be paid. Provide similar disclosure regarding the impact of not opting out of the distribution reinvestment plan.

Share Repurchases, page 257

2.   We note your response to comment 7. We note that the mandatory redemption plan only applies to shares acquired by JPMIM based on your disclosure on page 2 and elsewhere. Please revise your disclosure in this section to discuss this plan as it applies to both JPMIM and to the other Class E shareholders.

     You may contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Rosemarie A. Thurston